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VIA EDGAR

May 11, 2005


Securities and Exchange Commission
Washington, D.C.
20549-0510

Attn:  Ms. Patricia Armclin

Dear Ms. Armclin:

Re:    File # 0-2555
       Form 8-K Item 4.01 filed April 29, 2005
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We are in receipt of your letter of May 4, 2005 and in connection with responding to your comments:


1. We confirm that we have filed a Form 8-K/A amendment today with a revised letter from the dismissed auditors. In this amendment we have included the additional comments that there were no disagreements during "any subsequent period through the date of dismissal" as you had requested.


2. Our new registered public accounting firm is Malone & Bailey, PC. They specialize in audits of small public companies and are nationally recognized for their expertise in this area. They audit over 60 public companies currently and are ranked #9 nationally in the number of SEC audits. The decision to hire them was taken because we were the only public client of our now dismissed auditors and the Company believed it appropriate to move to a firm with broader expertise and experience in the auditing of public companies and compliance with current SEC reporting requirements and Sarbanes-Oxley regulations. The firm of Malone & Bailey had been recommended previously to us by our securities counsel. Malone & Bailey responded promptly and professionally, and generated confidence in their ability to perform our audit function on an ongoing basis.

     Malone & Bailey, PC are not currently licensed in Florida. They are currently not contemplating a visit here and should they deem such as necessary, their visit will either be a minor part of their audit or they will use a Florida firm for the visit. Our December 31, 2004 audit was conducted by our prior audit firm.
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     Malone & Bailey, PC currently meet all requirements of Rule 2-01(a) of
     Regulation S-X, which does `not' require an auditor to be licensed in the state the registrant is located.

     To our understanding, Florida state laws `do not' govern audits conducted in other states. To our knowledge, our audit will now be conducted in Texas.

3. The Company understands that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company understands that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company understands that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

VERIDIEN CORPORATION
Per:

/s/  Sheldon C. Fenton

Sheldon C. Fenton
President & C.E.O.